SCHEDULE 13 D/A
TYPE:  SC 13D/A
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            828) 255-4832

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              June 3, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
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NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                         0
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER                   0
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                0
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER        1978412
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                  1978412
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     20.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                       453
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                453
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER          1745601
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                    1746054
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  17.6%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================




ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D/A is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

No change except for addition of the following:

On May 29, 2003 Ronald Olin met with a Special Committee of three Directors appointed by the Board of The SMALLCap Fund, Inc (the Fund). He discussed with the committee his concerns regarding the Fund's poor portfolio performance and various entrenchment actions that had been taken by the Board. He also reviewed and presented a proposal he had formulated for Board consideration which would quickly deliver Net Asset Value (NAV) to the Fund's shareholders.

On June 3, 2003 Mr. Olin was permitted to present his NAV proposal to the entire board which stated:

As soon as possible, the Board shall:

(1)   initiate a redemption offer to all shareholders at full Net Asset Value
(NAV) for the maximum number of shares permissible by law,

(2) amend the Fund's by-laws to require that subsequent redemption offers be conducted at NAV for the maximum amount of shares and at the maximum frequency permitted by law so long as any "Director election by-law" remains in effect which allows incumbent Directors to stay in office after receiving less votes than their opponents in an election in which a quorum is present, and

(3) provide further that such amended by-laws may only be repealed by an affirmative vote of shareholders holding a majority of all shares outstanding.

Mr. Strauss, a member of the Special Committee, moved that Mr. Olin's proposal be approved by the Board. It was seconded by Mr. Wilcox, another member of the Special Committee. Mr. Strauss, Mr. Wilcox, and Mr. Bradshaw voted in favor, but the proposal was defeated by the negative votes of Mr. Wood (The Chairman), Mr. Kuftinec, Mr. Naylor and Ms. Jones (The Portfolio Manager of the Fund).


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 3,724,466 shares of Common Stock, which constitute approximately 37.6% of the outstanding shares of Common Stock.


      (b) Power to vote and to dispose of the securities resides with the Advisors and their clients.


      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:




 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------

4/07/03                       6500                        7.99
4/11/03                       5100                        7.70
4/11/03                        600                        7.69
4/11/03                       6500                        7.70
4/15/03                       1200                        7.81
4/16/03                       1000                        7.81
4/23/03                       7100                        7.96
4/24/03                       6900                        7.9472
4/25/03                       3100                        7.91
4/28/03                      12700                        8.0282
4/28/03                       5300                        8.13
4/28/03                       2600                        8.14
4/30/03                        300                        8.1033
5/01/03                        932                        8.12
5/02/03                       3700                        8.25
5/05/03                       1000                        8.267
5/06/03                       2800                        8.3821
5/07/03                       5800                        8.4283
5/09/03                       3700                        8.44
5/09/03                       3000                        8.45
5/12/03                       5000                        8.45
5/12/03                       2600                        8.44
5/13/03                       1000                        8.45
5/15/03                       2500                        8.50


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2003                        Deep Discount Advisors, Inc.


                                            By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President